Exhibit 23.6

Consent of Independent Auditors

We consent to the use of our report dated August 22, 2017, with respect to the historical statement of revenues and certain direct operating expenses of Overlook at Stone Oak Park for the year ended December 31, 2015, and to the references to our firm under the heading “Experts” in the prospectus.

/s/ HA+W/ Aprio, LLP (f/k/a Habif Arogeti & Wynne LLP)

Atlanta, Georgia

August 31, 2017